June 7, 2006

Mail Stop 4561

Mr. Ashish Parikh
Chief Financial Officer
Hersha Hospitality Trust
148 Sheraton Drive, Box A
New Cumberland, PA 17070

Re: Hersha Hospitality Trust
        Form 10-K for the year ended December 31, 2005
        Filed March 22, 2006
        File No. 1-14765

Dear Mr. Parikh:

        We have reviewed your response letter dated May 19, 2006 and have the following additional comment. In our comment we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 41

1. Related to prior comment 3, we do not understand your response that you "do not calculate funds from operations applicable to common shares," when it appears that you begin your reconciliation with "net loss applicable to common shares." Please explain this to us further or revise your calculation to deduct the minority unitholders' share of depreciation and amortization.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief